U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              PIONEER POWER, INC.
                 (Name of small business issuer in its charter)


          Delaware                                     13-4046179
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or organization)

  122 East 42nd Street, Suite 1115
          New York, New York                            10168
(Address of principal executive offices)              (Zip Code)

                   Issuer's telephone number, (212) 867-0700

Securities to be registered under Section 12(b) of the Act: None


Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $0.01 per share
                                (Title of class)

                         Common Stock Purchase Warrants
                                (Title of class)

                               PIONEER POWER, INC.
                              CROSS-REFERENCE SHEET
                  SHOWING LOCATION IN INFORMATION STATEMENT OF
                 ELECTRIC & GAS TECHNOLOGY, INC. OF INFORMATION
                         REQUIRED BY ITEMS ON FORM 10-SB




Form 10-SB                                         Location in
Item Number    Item Caption of Form 10-SB          Information Statement
-----------    --------------------------          ---------------------
1.             Description of  Business            Business of Pioneer

2.             Management's Discussion  and        Management's Discussion and
               Analysis or Plan of Operation       Analysis of Financial
                                                   Conditions and Results of
                                                   Operations


3.             Description of Property             Business of Pioneer--
                                                   Facilities

4.             Security Ownership of Certain       Principal Shareholders of
               Beneficial Owners and Management    Pioneer

5.             Directors, Executive Officers,      Management of Pioneer;
               Promoters and Control Persons       Principal Shareholders of
                                                   Pioneer

6              Executive Compensation              Management of Pioneer


7.             Certain Relationships and Related   Management of Pioneer;
               Transactions                        Related Transactions



8.             Legal Proceedings                   N/A

9.             Market for Common Equity and        Summary - Trading Market
               Related Stockholder Matters         for the Pioneer Common
                                                   Stock and Warrants

10.            Recent Sales of Unregistered        Background and Reasons for
               Securities                          Distribution

11.            Description of Securities           Description of Securities
                                                   of Pioneer

12.            Indemnification of Directors and    Management of Pioneer--
               Officers                            Indemnification of
                                                   Directors and Officers


13.            Financial Statements                Management's Discussions
                                                   and Analysis of  Financial
                                                   Condition and Results of
                                                   Operations; Index to
                                                   Financial Statements

14.            Changes in and Disagreements With   N/A
               Accountants

15.            Financial Statements and            Index to Financial
               Exhibits                            Statements

                                INDEX TO EXHIBITS



                                                                    Sequentially
Exhibit                                                             Numbered
Number    Description                                               Page
------    -----------                                               ----
2         Amended  and  Restated  Asset  Exchange   Agreement  among
          Electric  &  Gas  Technology,   Inc.,   Provident  Pioneer
          Partners, L.P. and Pioneer Power, Inc.


*3.1      Amended  and  Restated  Certificate  of  Incorporation  of
          Pioneer Power, Inc.

*3.2      Bylaws of Pioneer Power, Inc.

*4.1      Specimen Common Stock Certificate

*4.2      Specimen Warrant Certificate

*4.3      Form of Warrant Agreement

*10.1     Amended and Restated Promissory Note

*10.2 Loan Agreement between BNY Financial Corporation - Canada and PTL

*10.3     Form of 1999 Stock Option Plan**

*21       Subsidiaries of the Registrant

*27.1     Financial Data Schedule


*    To be filed by amendment.

** Management contract, compensatory plan or other arrangement in which one or more directors or executive officers of the registrant participate.

                                  SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed by the undersigned, thereunto duly authorized.







Date: April 30, 1999                PIONEER POWER, INC.


                                    By: /s/Nathan J. Mazurek
                                        ---------------------------
                                        Nathan J. Mazurek
                                        President, CEO
                                        and Director

                        PRELIMINARY INFORMATION STATEMENT
               SUBJECT TO COMPLETION, DATED ________________, 1999

                                   [ELGT LOGO]

                         ELECTRIC & GAS TECHNOLOGY, INC.

           INFORMATION STATEMENT RELATING TO THE DISTRIBUTION TO ELGT
            SHAREHOLDERS OF STOCK AND WARRANTS OF PIONEER POWER, INC.


      We are sending you this Information Statement to describe the distribution to shareholders of Electric & Gas Technology, Inc. ("ELGT") of approximately 1.6 million shares of Common Stock, par value $0.01 per share, of Pioneer (the "Pioneer Common Stock") and approximately 533,280 warrants to purchase Pioneer Common Stock (the "Pioneer Purchase Warrants"). In this distribution, you will receive one share of Pioneer Common Stock and .3333 Pioneer Purchase Warrant for each five shares of ELGT Common Stock owned by you at the close of business on the record date of _____________, 1999 (the "Distribution"). The number of shares of ELGT Common Stock you own will not change as a result of the Distribution. This document provides you with detailed information about the Distribution and about Pioneer Power, Inc., a Delaware corporation ("Pioneer"). The Distribution will be made on or about _____________, 1999.


      No  vote  of  ELGT   shareholders  is  required  in  connection  with  the
Distribution. We are not asking for a proxy and we ask you not to send us a proxy.

      Pioneer will apply to have the Pioneer Common Stock and Pioneer Purchase Warrants included for quotation on the OTC Bulletin Board under the symbol "________."


      The Distribution of the Pioneer Common Stock and Pioneer Purchase Warrants will be taxable to you as a distribution pursuant to Section 301 of the Internal Revenue Code. Please read the information set forth under the caption "Federal Income Tax Consequences of the Distribution" herein and consult your tax advisor with respect to the income tax consequences of the Distribution to you.


      Pioneer will manufacture and distribute liquid filled electric power transformers. After the Distribution, approximately 80% of the outstanding Pioneer Common Stock and Pioneer Purchase Warrants will be owned by Provident Pioneer Partners, L.P., a Delaware limited partnership ("Provident"). The general partner of Provident will manage Pioneer under certain management arrangements described in this Information Statement.

      We encourage you to read this document carefully to learn more about the Distribution and Pioneer. ELGT shareholders should carefully consider the matters discussed under the section entitled "Risk Factors" in this Information Statement.

      This Information Statement is not an offer to sell or the solicitation of an offer to buy any securities.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be distributed or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

      The date of this Information Statement is _________, 1999

                                TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE
    DISTRIBUTION AND PIONEER ..............................................    1
SUMMARY ...................................................................    4
FORWARD-LOOKING STATEMENTS ................................................    8
RISK FACTORS ..............................................................    8
INFORMATION CONCERNING ELGT ...............................................   11
BACKGROUND AND REASONS FOR DISTRIBUTION ...................................   11
FEDERAL INCOME TAX CONSEQUENCES
    OF THE DISTRIBUTION ...................................................   12
BUSINESS OF PIONEER .......................................................   14
    Industry Overview .....................................................   14
    Products ..............................................................   15
    Customers .............................................................   16
    Competition ...........................................................   17
    Raw Materials .........................................................   17
    Marketing and Sales ...................................................   17
    Facilities ............................................................   17
    Employees..............................................................   17
    Environmental .........................................................   18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    FINANCIAL CONDITION AND RESULTS OF OPERATIONS .........................   19
MANAGEMENT OF PIONEER .....................................................   22
    Executive Compensation ................................................   23
    1999 Stock Option Plan ................................................   23
    Indemnification of Directors and Officers .............................   24
RELATED TRANSACTIONS ......................................................   25
PRINCIPAL SHAREHOLDERS OF PIONEER .........................................   25
DESCRIPTION OF SECURITIES OF PIONEER ......................................   26
    Authorized Capital Stock ..............................................   26
    Description of Common Stock ...........................................   26
    Description of Preferred Stock ........................................   27
    Pioneer Purchase Warrants .............................................   27
    Reports to Shareholders ...............................................   28
    Transfer  and Warrant Agent ...........................................   28
LEGAL MATTERS .............................................................   28
EXPERTS ...................................................................   28
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES ...............................   29

                              QUESTIONS AND ANSWERS
                       ABOUT THE DISTRIBUTION AND PIONEER

      To avoid confusion, as used in this Information Statement, "ELGT" means Electric & Gas Technology, Inc., "Provident" means Provident Pioneer Partners, L.P., "Pioneer" means Pioneer Power, Inc., and "PTL" means Pioneer Transformers Ltd. Except where the context otherwise requires, all references to Pioneer include PTL.

Q:    What is the purpose of the Distribution?


A: To satisfy one of the conditions of the Amended and Restated Asset Exchange Agreement among ELGT, Provident and Pioneer. See "Background and Reasons for Distribution," page 11.



Q:    What do I get in the Distribution?

A: You will receive one share of Pioneer Common Stock and .3333 Pioneer Purchase Warrant for every five ELGT shares you own when the Distribution occurs. Pioneer will not issue any fractional share or warrant. The number of Pioneer shares and warrants you receive will be rounded up to the nearest whole number.


Q:    When will the Distribution occur?

A:    ELGT expects the Distribution to occur on or about ______________, 1999.


Q: What are my shares of Pioneer Common Stock and Pioneer Purchase Warrants worth?


A: The value of the Pioneer Common Stock and Pioneer Purchase Warrants to be included in the Distribution has been estimated to be $0.625 per share by ELGT's Board of Directors in connection with its approval of the Asset Exchange Agreement and Distribution. The actual trading value of the Pioneer Common Stock may be higher or lower than the estimated value and will depend on many factors. The ELGT Board has ascribed no value to the Pioneer Purchase Warrants. Until an orderly trading market develops, the market price for Pioneer Common Stock and Pioneer Purchase Warrants may fluctuate significantly. Please obtain current market quotations prior to deciding whether to purchase or sell Pioneer Common Stock or Pioneer Purchase Warrants

Q: Do I have to pay taxes on the Pioneer Common Stock and Pioneer Purchase Warrants which I receive in the Distribution?

A: Yes. The Distribution will be treated as a dividend and the fair market value of the Pioneer Common Stock and Pioneer Purchase Warrants you receive in the Distribution will be taxed to you as ordinary income. In connection with its approval of the Asset Exchange Agreement and Distribution, the ELGT Board estimated the value of each share of Pioneer Common Stock to be $0.625 per share; the Board ascribed no value to the Pioneer Purchase Warrants. To review the tax consequences to you in more detail, see "Federal Income Tax Consequences of the Distribution."


Q:    What do I have to do to participate in the Distribution?


A: Stockholder approval is not required for the Distribution to occur. You need not do anything to participate in the Distribution.


Q:    When will I receive my Pioneer Common Stock and Pioneer Purchase Warrants?


A: If you are a record owner of ELGT stock, your Pioneer Common Stock and Pioneer Purchase Warrants will be registered in book-entry form in the records of Pioneer's transfer agent. Following the Distribution, Pioneer will deliver certificates to you upon request. If you own your ELGT stock in street name, your Pioneer Common Stock and Pioneer Purchase Warrants should be credited to your brokerage account; contact your broker for more information.


Q: When will I be able to buy and sell Pioneer Common Stock and Pioneer Purchase Warrants?

A: You may buy and sell Pioneer Common Stock and Pioneer Purchase Warrants once the Distribution occurs. You should consult your broker or financial advisor before you attempt to sell your Pioneer Common Stock and Pioneer Purchase Warrants.


Q:    Where will the Pioneer Common Stock and Pioneer Purchase Warrants trade?

A: ELGT expects trading in the Pioneer Common Stock and Pioneer Purchase Warrants to begin on the OTC Bulletin Board following the Distribution.


Q:    Will Pioneer pay dividends on its shares of Pioneer Common Stock?

A: Pioneer does not currently intend to pay any cash dividends, but rather intends to reinvest available cash in its business.

Q: What will be the relationship between Pioneer and ELGT after the Distribution?

A: ELGT will continue to own approximately 400,000 shares of Pioneer Common Stock and approximately 133,320 Pioneer Purchase Warrants. The 400,000 shares and 133,320 warrants will represent approximately 4% of Pioneer's outstanding shares of Pioneer Common Stock and Pioneer Purchase Warrants, respectively.


Q:    Whom should I call with questions?

A: If you have questions about the Distribution or if you would like additional copies of this document or any document referred to, you should contact Edmund W. Bailey, ELGT's Chief Financial Officer, at 972-934-8797.

                                     SUMMARY


      This summary highlights selected information from this document and may not contain all the information that is important to you. To understand this transaction fully and for a more complete description of the legal terms of this transaction, you should carefully read the entire Information Statement.


Distributing Company  Electric   &   Gas   Technology,   Inc.,   a   Texas
                      corporation ("ELGT").


          Securities ELGT will distribute (the "Distribution") to the ELGT to be Distributed shareholders approximately 1.6 million shares of Common
                      Stock, par value $0.01 per share ("Pioneer Common Stock"), of Pioneer Power, Inc., a Delaware corporation ("Pioneer"), and approximately 533,280 warrants to purchase Pioneer Common Stock ("Pioneer Purchase Warrants").

                      The Pioneer Common Stock to be distributed will represent approximately 16% of the outstanding Pioneer Common Stock and Pioneer Purchase Warrants. The Pioneer Purchase Warrants will be initially exercisable at $4 per share. After the Distribution, ELGT will continue to own approximately 400,000 shares of Pioneer Common Stock and approximately 133,320 Pioneer Purchase Warrants, representing approximately 4% of the outstanding Pioneer Common Stock and Pioneer Purchase Warrants.

                      No consideration will be paid by shareholders of ELGT nor will they be required to surrender or exchange shares of ELGT Common Stock or take any other action to receive shares of Pioneer Common Stock and Pioneer Purchase Warrants in the Distribution.

 Distribution Ratio;  One  share of  Pioneer  Common  Stock  and  .3333  Pioneer
    Factional Shares  Purchase  Warrant  for every  five  shares of ELGT  Common
                      Stock. The number of shares of Pioneer Common Stock and Pioneer Purchase Warrants to be distributed to each ELGT shareholder will be rounded to the nearest whole number. No fractional shares of Pioneer Common Stock or Pioneer Purchase Warrants will be distributed. ELGT will provide any shares and warrants required for purposes of "rounding-up."


        Record  Date  The Record Date for the  Distribution is the close of business on ______, 1999.

   Distribution Date  The  Distribution  is  expected  to occur at the  close of business on the Distribution Date, i.e., on or about ____________, 1999. On or about the Distribution Date, the Distribution Agent will commence mailing account statements reflecting ownership of shares of Pioneer Common Stock and Pioneer Purchase Warrants to holders of ELGT Common Stock as of the close of business on the Record Date.


 Distribution Agent;  American Stock Transfer & Trust Company will serve as the:
  Transfer Agent and (1) Distribution Agent for the Distribution; (2) transfer Registrar; Warrant agent and registrar ("Transfer Agent") for the Pioneer
               Agent   Common Stock;   and (3)  Warrant  Agent  for the  Pioneer
                      Purchase Warrants. The address of American Stock Transfer & Trust Company is 40 Wall Street, New York, New York 10005, and its telephone number is 212-936-5100.

 Direct (Book-entry)  ELGT   shareholders   of  record  will   initially    have
 Registration; Share  their  ownership  of   Pioneer  Common  Stock and  Pioneer
         and Warrant  Purchase  Warrants  registered only in book-entry  form in
        Certificates  which no  certificates  are  issued.   On the Distribution
                      Date,  each  ELGT  shareholder as of the close of business on  the  Record  Date will be credited  through book-entry
                      in  the   records  of  the  Transfer Agent with the number
                      of   shares  of   Pioneer  Common   Stock   and   Pioneer
                      Purchase Warrants  distributed to such  shareholder.  Each
                      ELGT  shareholder   will  receive  an  account   statement
                      indicating the number of shares of Pioneer Common Stock and Pioneer Purchase Warrants that the shareholder owns.
                      ELGT shareholders who hold their ELGT stock in street name will have their Pioneer Common Stock and Pioneer Purchase
                      Warrants credited to their brokerage accounts. Following the Distribution Date, any ELGT shareholder may obtain at any time without charge a certificate to represent his Pioneer securities.


  Federal Income Tax  It is expected  that  the  Distribution  will  be  taxable
        Consequences  to  each  ELGT   shareholder  as  a  distribution    under
                      Section 301 of the Internal Revenue Code of 1986, as amended. ELGT will not incur any taxable gain or loss as a result of the Distribution. ELGT shareholders will be taxed on the shares of Pioneer Common Stock and Pioneer
                      Purchase Warrants they receive in the Distribution as ordinary income. ELGT will send to ELGT shareholders IRS
                      Form 1099 DIV  indicating  the value of the Pioneer Common
                      Stock was $0.625 per share, with no value being designated to the Pioneer Purchase Warrants. ELGT shareholders are urged to read the more detailed discussion in this Information Statement under the caption "Federal Income

                      Tax   Consequences   of  the   Distribution."   Each  ELGT
                      shareholder is urged to consult his own tax advisor with respect to the tax consequences of the Distribution.


      Trading Market There is no current trading market for the Pioneer Common for the Pioneer Stock or Pioneer Purchase Warrants. Admission of Pioneer
    Common Stock and  Common  Stock  and  the  Pioneer  Purchase   Warrants  for
            Warrants  quotation  on  the  OTC  Bulletin  Board  is in  effect  a condition  to the  Distribution.  Trading  in the  Pioneer
                      Common Stock and Pioneer Purchase Warrants is expected to commence on or about the Distribution Date.


   Background of the  ELGT formed  Pioneer in July 1998 in  anticipation  of the
         Transaction  execution  and closing of the Amended and  Restated  Asset
                      Exchange Agreement ("Exchange Agreement"), dated February 1999, among ELGT, Provident Pioneer Partners, L.P., a Delaware limited partnership ("Provident"), and Pioneer.


                      At the closing provided in the Exchange Agreement, Pioneer will issue: (1) to Provident, approximately 8 million shares of Pioneer Common Stock and approximately 2,666,400 Pioneer Purchase Warrants in exchange for all of the capital stock of Pioneer Transformers Ltd., a Canadian corporation ("PTL"); and (2) to ELGT, approximately 2 million shares of Pioneer Common Stock and approximately 666,600 Pioneer Purchase Warrants in exchange for the assignment and transfer to Pioneer of an amended $1.25 million Promissory Note of an affiliate of Provident payable to a wholly owned subsidiary of ELGT.


                      As a condition to the closing of the Exchange Agreement, ELGT agreed to effect the registration of the Pioneer Common Stock and Pioneer Purchase Warrants under the Securities Exchange Act of 1934, as amended, and to distribute approximately 1.6 million of its shares of Pioneer Common Stock and Pioneer Purchase Warrants to the ELGT shareholders as the Distribution described in the Information Statement. The expenses of the registration are being borne by ELGT and Provident.

 Business of Pioneer  Prior  to  the   Distribution  and   closing   under  the
                      Exchange Agreement, Pioneer will not conduct any business.
                      PTL manufactures, designs, sells and distributes liquid filled electric power and distribution transformers, and Pioneer will continue to conduct such business through PTL after the Distribution Date and closing of the Exchange
                      Agreement.

           Principal On the Distribution Date, approximately 80% of the Shareholders Of outstanding Pioneer Common Stock and Pioneer Purchase
             Pioneer  Warrants will be owned by Provident and  approximately  4%
                      of the Pioneer Common Stock and Pioneer Purchase Warrants will continue to be owned by ELGT.


         Management Pioneer has entered into certain arrangements with Of Pioneer Provident Canada Corp., the general partner of Provident,
                      to  provide   management,   executive  and  administrative
                      services  to Pioneer and its  business.  Pursuant to these
                      arrangements,   Provident  Canada  Corp.  will  receive  a
                      management fee for its services.

                      All of the executive officers and members of the Board of Directors of Pioneer are employees of Provident or affiliates of Provident. Nathan J. Mazurek, President and CEO of Pioneer, will serve in such capacities and will receive no additional cash compensation from Pioneer.


        Risk Factors  Pioneer's  business and  ownership  of the Pioneer  Common
                      Stock and the Pioneer Purchase Warrants is subject to various risks, which are fully described in this Information Statement. Such risks include: (1) dependence on key personnel, (2) reliance on major customers, (3) significant competition, (4) absence of established trading market, and (5) market overhang of restricted stock.

                           FORWARD-LOOKING STATEMENTS

       This Information Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of Pioneer set forth under the headings "Business of Pioneer" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements also include statements throughout this Information Statement which use words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" or similar expressions.

       Forward-looking statements are not guarantees of future performance. These statements include risks, uncertainties and assumptions, including the risks discussed under "Risk Factors." Pioneer's future results and stock values may differ materially from those expressed in or implied by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. In addition, Pioneer and ELGT do not have any intention or obligation to update any forward-looking statements after this Information Statement is distributed, even if new information, future events or other circumstances have made such statements incorrect or misleading.

                                  RISK FACTORS

       In addition to the other information about the Distribution and Pioneer provided in the balance of this Information Statement, this section highlights specific risks relating to Pioneer and its business and risks associated with the ownership of the Pioneer Common Stock and Pioneer Purchase Warrants.

Risks Relating to the Business of Pioneer

       1. Dependence on Key Personnel. Pioneer will depend to a significant extent upon the performance of key personnel, the loss of one or more of whom could hurt Pioneer materially. Pioneer believes that its future success also will depend in large part upon Pioneer's ability to attract and retain highly skilled managerial, technical and sales and marketing personnel, who are in demand. There can be no assurance that Pioneer will be successful in attracting and retaining such personnel.

       2. Major Customers. Two customers of Pioneer account for approximately 40% of Pioneer's gross revenues and one such customer accounts for approximately 30% of gross revenues. If Pioneer were to lose any one of these customers its gross revenues would decline substantially and its business would be hurt materially. See "Business of Pioneer--Customers."

       3. Control of Pioneer. After the Distribution, Provident will own approximately 80% of the outstanding shares of Pioneer Common Stock and Pioneer Purchase Warrants. Accordingly, Provident will continue to be able to elect Pioneer's directors and thereby control the management policies, as well as determine the outcome of the corporate actions requiring shareholder approval by majority action, regardless of how other Pioneer shareholders may vote. Pioneer is managed by the general partner of Provident pursuant to certain arrangements, including a fee payable for such services. The officers and directors of Pioneer are also employees of Provident's affiliates.

       4. Competition. Pioneer experiences substantial competition in its business from regional, national and international firms. Pioneer has numerous competitors, many of which have substantially greater financial and technical sources than Pioneer, and include some of the world's largest business enterprises. Many competitors are larger and have far greater financial resources than Pioneer. There is no assurance that Pioneer can compete profitably with such other companies on a long-term basis. (See "Business of Pioneer--Competition.")


       5. Changes in Technology. Pioneer's business is dependent upon the continued usage of standard electrical transformers. If significant changes in technology occur, Pioneer's business might be hurt materially.

       6. Future Acquisitions; Ability to Manage Growth. Pioneer's growth strategy contemplates acquisitions of related products and businesses. Pioneer's future success will be dependent, in part, upon its ability to identify, finance and acquire suitable businesses on favorable terms and then to integrate and manage the acquired businesses quickly and successfully. Acquisitions involve special risks, including risks associated with unanticipated liabilities, diversion of management attention, possible adverse effects on earnings resulting from management attention, possible adverse effects on earnings resulting from increased goodwill amortization, potential increased interest costs, dependence on retention, hiring and training of key personnel and difficulties relating to the integration of the acquired businesses. Although Pioneer believes that it can successfully implement its acquisition strategy, there can be no assurance that Pioneer will be able to identify or acquire acceptable acquisition candidates on terms favorable to Pioneer and in a timely manner to the extent necessary to fulfill this growth strategy. Pioneer's ability to achieve and manage its growth will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and ability to maintain sufficient profit margins. Continued growth could also place additional demands on administrative, operational and financial resources. There can be no assurance that Pioneer will be able to continue to achieve or manage growth effectively, or that future acquisitions will not have an adverse effect upon business, operating results and financial conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Risks Associated With the Pioneer Common Stock and Warrants.

       7. Dividend Policy. Pioneer does not anticipate the payment of cash dividends in the foreseeable future, but intends to re-invest any profits, which may be earned into Pioneer's business.

       8. Absence of Trading Market. There is currently no public trading market for shares of Pioneer Common Stock or Pioneer Purchase Warrants. Although Pioneer will seek to list the stock and warrants on the OTC Bulletin Board, Pioneer cannot be sure the Pioneer stock or warrants will be actively traded. Pioneer also cannot predict what the market price for the Pioneer Common Stock and Pioneer Purchase Warrants might be. Until an orderly trading market develops, the market price for the Pioneer stock and warrants may fluctuate significantly. You should not view the current trading price of ELGT shares as a reflection of what the trading price of the Pioneer Common Stock and Pioneer Purchase Warrants will be.

      In general, lenders will not make margin loans in respect of stock that trades below $5 per share. Accordingly, if the Pioneer stock were to trade below that level, a prospective purchaser of Pioneer Common Stock on margin might not be able to borrow against the value of his Pioneer securities.

     9. Market Overhang; Restricted Securities. Under the Exchange Agreement, Provident may request Pioneer to register for resale all or some of the approximately 8,000,000 shares of Pioneer Common Stock and approximately 2,666,400 Pioneer Purchase Warrants issued to Provident. In addition, pursuant to the Exchange Agreement, Provident may demand that Pioneer prepare and file a Registration Statement in connection with its Pioneer Common Stock and Pioneer Purchase Warrants. It is anticipated that Provident will demand such registration during 1999. Any resales of Pioneer Common Stock or Pioneer Purchase Warrants by Provident (or the potential for those sales even if they do not actually occur) could have the effect of depressing the trading price of the Pioneer Common Stock and Pioneer Purchase Warrants and delay the development of an orderly trading market in such securities. In addition, whether or not Provident will make such registration demand for the Pioneer Common Stock and Pioneer Purchase Warrants, the Pioneer stock and warrants held by Provident and ELGT will be eligible for sale to the public on or about ______, 2000, pursuant to the provisions of Rule 144 of the Rules and Regulations of the Securities and Exchange Commission.

      The Pioneer Common Stock and Pioneer Purchase Warrants would represent a significant overhang on the market for such stock and warrants, if a market develops. Such overhang on the market for the Pioneer stock and warrants could, if a substantial number of the stock or warrants comprising such overhang were sold in a short period of time (or the prospective sales even if they do not actually occur), depress the then-current market price for the Pioneer Common Stock and Pioneer Purchase Warrants. However, Pioneer cannot predict what effect the market overhang will have.

      In general, under Rule 144, a person who has beneficially owned his restricted stock for at least one year, including persons who may be deemed "affiliates" of Pioneer, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Pioneer Common Stock (approximately 100,000 shares based on the current number of outstanding shares) or the average weekly trading volume of Pioneer Common Stock during the four calendar weeks preceding such sale.

                           INFORMATION CONCERNING ELGT

General

      Electric & Gas Technology, Inc. ("ELGT") was formed in 1985 under the laws of the State of Texas and operates as a holding company for its operating subsidiary corporations. ELGT owns Reynolds Equipment Company, Hydel Enterprises, Inc. and Atmospheric and Magnetics Technology, Inc. ELGT, through its subsidiaries, engages in three separate and distinct businesses. These businesses include: the manufacture and sale of electrical switching devices, electric heaters and metal enclosures for use in the electric utility; the manufacture of natural gas measurement equipment and gas odorization products and lines of related products of other manufacturers; the manufacture and sale of atmospheric water, filtration and enhanced water products. Following the Distribution, ELGT will own approximately 400,000 shares of Pioneer Common Stock and approximately 133,320 Pioneer Purchase Warrants which will equal approximately 4% of the total outstanding Pioneer stock and warrants.


Outstanding Securities

      On _________, 1999, the record date of the Distribution (the "Record Date"), ELGT had outstanding 8,198,224 shares of its $.001 par value Common Stock. The Common Stock of ELGT is currently traded on the National Association of Securities Dealers Automatic Quotation System ("NASDAQ") as a National Market System security under the symbol "ELGT." As of the Record Date, ELGT had _______record owners, and ELGT estimates that it had __________ beneficial owners of its Common Stock.


                     BACKGROUND AND REASONS FOR DISTRIBUTION

      In February 1999, ELGT, Provident and Pioneer entered into an Amended and Restated Asset Exchange Agreement (the "Exchange Agreement") that provides for the: (1) issuance of approximately 8,000,000 shares of Pioneer Common Stock and approximately 2,666,400 Pioneer Purchase Warrants to Provident in exchange for the capital stock of Pioneer Transformers Ltd., a Canadian corporation ("PTL"); and (2) the issuance of approximately 2,000,000 shares of Pioneer Common Stock and approximately 666,660 Pioneer Purchase Warrants to ELGT in exchange for the assignment and transfer to Pioneer of a certain amended $1,250,000 Promissory Note, dated March 1999 (the "Note"), issued by American Circuit Breaker Corporation, an affiliate of Provident and Pioneer, and payable to Retech, Inc. (formerly Superior Technology, Inc.), a wholly owned ELGT subsidiary. The
Exchange Agreement was entered into among the parties in order to resolve certain litigation concerning transactions underlying and related to the Note.

      The Exchange Agreement provides, among other matters, that ELGT distribute to its shareholders as a dividend, i.e., the Distribution, approximately 1,600,000 shares of the approximately 2,000,000 shares of the Pioneer Common Stock and approximately 533,280 warrants of the approximately 666,600 Pioneer Purchase Warrants, in each case, received by ELGT under the Exchange Agreement. The Exchange Agreement also provides for Pioneer to register its Common Stock with the Securities and Exchange Commission ("SEC") under Section 12(g) of the Exchange Act and for ELGT to distribute this Information Statement to its shareholders together with the Distribution. The closing under the Exchange Agreement is subject to (among other closing conditions) that Pioneer's registration of the Pioneer Common Stock and Pioneer Purchase Warrants is made or deemed effective by the SEC. The expenses of this registration will be borne by ELGT and Provident.

      The Exchange Agreement also provides that, upon Provident's request, Pioneer will register under the Securities Act of 1933, as amended, all or some of the shares of Pioneer Common Stock and Pioneer Purchase Warrants received by Provident under the Exchange Agreement, for resale to the public. Pioneer will bear the expense of such registration.


                FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

Tax Consequences to ELGT Shareholders

      The Distribution of Pioneer Common Stock and Pioneer Purchase Warrants to the ELGT shareholders will be a taxable as a distribution subject to the provisions of Section 301 of the Internal Revenue Code of 1986, as amended (the "Code"). Holders of ELGT common stock will be treated as having received a distribution taxable as ordinary income equal to the fair market value of the Pioneer Common Stock and Pioneer Purchase Warrants received in the Distribution, to the extent of ELGT's current and accumulated earnings and profits, computed as of the close of the tax year during which the Distribution occurs. ELGT's tax year ends on July 31.

      In the absence of a trading market for the Pioneer Common Stock or Pioneer Purchase Warrants, "fair market value" is to be calculated in accordance with Internal Revenue Service Revenue Ruling 59-60, 1959--I C.B.237, which sets forth certain valuation factors for such a determination (for example, the nature of the business, its history, the general economic outlook, book value of Pioneer, earnings capacity, dividend paying capacity, existence of good will and recent sales of Pioneer shares). In connection with its approval of the Asset Exchange Agreement and Distribution, ELGT's Board of Directors estimated the value of each share of Pioneer Common Stock to be $0.625 per share. This valuation was based principally on the $1,250,000 face amount of the amended Promissory Note that ELGT will transfer and exchange for approximately 2,000,000 Pioneer shares and approximately 666,600 warrants or $0.625 per share. The ELGT Board ascribed no separate value to the Pioneer Purchase Warrants.

      ELGT presently has current and accumulated earnings and profits in excess of $0.625 per share. ELGT therefore intends to send to its shareholders and the Internal Revenue Service an IRS Form 1099 DIV which will value the Distribution at $0.625 per share. ELGT has not obtained, nor does it intend to obtain, an advance ruling from the IRS as to the valuation of the Pioneer Common Stock and Pioneer Purchase Warrants to be distributed as a dividend by ELGT to its shareholders, and the IRS is not bound by the ELGT Board's determination of fair market value. In the event the Internal Revenue Service determines the Pioneer Common Stock and

Pioneer Purchase Warrants to have a higher value, then the ELGT shareholders may have to pay income tax on the Distribution based on such higher value.

      Corporate holders of ELGT shares (other than S Corporations) may be entitled to the dividends-received deduction, which would generally allow such shareholders a deduction, subject to certain limitations, from their gross income of either 70% or 80% of the amount of the dividend depending upon their ownership percentage in ELGT.

      A shareholder's tax basis in the Pioneer Common Stock and Pioneer Purchase Warrants will be equal to its fair market value on the date of the Distribution.

      The holding period for the ELGT shareholders for the Pioneer Common Stock and Pioneer Purchase Warrants they receive in the Distribution will commence on the date of the Distribution.

Tax Consequences to ELGT


      ELGT will report the Distribution of the Pioneer Common Stock and Pioneer Purchase Warrants as a distribution. ELGT will not recognize any taxable gain or loss as a result of the Distribution.


      The preceding discussion is a general summary of current Federal income tax consequences of the Distribution as presently interpreted, and a shareholder's particular tax consequences may vary depending on his individual circumstances. Shareholders are encouraged to consult their own tax counsel concerning the treatment of the Distribution on their income tax returns.

                             BUSINESS OF PIONEER


      ELGT formed Pioneer pursuant to the Exchange Agreement. Pioneer has not engaged in any business activity other than its corporate organization. Upon closing of the Exchange Agreement, Pioneer will acquire the capital stock of PTL and, following such closing, the business of PTL will be Pioneer's business.


Industry Overview

      PTL manufactures, designs, develops, sells and distributes liquid filled electric power and distribution transformers. An electric transformer is used to reduce or increase the voltage of electricity traveling through a wire. This is accomplished by transferring electric energy from one coil or winding to another coil through electromagnetic induction. Electric power plants use generator transformers to "step-up," or increase, voltage that is transferred through power lines in order to transmit the electricity more efficiently. When the high voltage electricity reaches a community, a "step-down" transformer reduces its voltage. A distribution transformer makes a final step-down in voltage by diminishing the force of the electricity to a level usable in homes and businesses. Some electrical devices, such as doorbells and small appliances, use additional step-down transformers to decrease voltage even further.


      A typical transformer has two windings, or coils or wire that are insulated from each other. The two coils are wound on a common magnetic circuit of laminated sheet metal, known as the core. Each end of the primary coil is connected to the outgoing power line. The ratio between the number of windings in each coil determines whether the voltage will be boosted or diminished. Transformers may be either core or shell type. In core-type equipment, the windings surround the laminated metal core; in shell-type transformers the metal core surrounds the windings. Distribution transformers are usually core-type, while more advanced high-voltage devices are often shell-type. In addition, transformers are either single-phase or polyphase. Polyphase devices typically have a three-legged core that can produce at least three different voltages.

      Transformers are also classified according to the type of cooling system they use; smaller transformers are usually cooled by air and larger equipment is liquid-cooled. In addition, transformers may be installed as a stand-alone unit or as part of an integrated power system, such as a utility substation.

      The transformer manufacturing process typically consists of the following major operations: (1) cutting of the core; (2) heat treatment of the cut core;
(3) winding of copper wire coil and the insertion of insulation; (4) assembly of the core, coil and frame; (5) drying of the transformer assembly; (6) mounting of the transformer assembly into the tank; and (7) filling the tank with oil and sealing the tank.

      Demand for electrical power and distribution transformers results primarily from expansion and maintenance in the electric utility industry and from investment in residential, commercial, and industrial construction. Other market factors include voltage conversion, voltage unit upgrades, electrical equipment failures, higher energy costs and stricter environmental regulations.

      The constant-dollar value of shipments by the United States and Canadian transformer industry has grown steadily over the last several years and results from expansion of industrial and commercial construction activity. Utilities have also been replacing old transformers with new and more efficient energy models, which has also stimulated transformer production in recent years. Sales of transformers were weaker in the residential construction segment as the more energy conscious attitude of consumers has reduced the demand for distribution transformers.

      The total market for Pioneer's products in Canada and the United States is estimated at approximately $1.5 billion. On a worldwide basis, the market is estimated at approximately $6.3 billion . The transformer market is also very fragmented due to the wide ranges of sizes, voltage standards, and technologies required by end users. Electric utilities use a significant percentage of the transformers produced in the United States and Canada for the construction and maintenance of their power networks. Industrial firms use transformers to supply factories with electricity and to distribute power to production machinery, and the construction industry uses transformers to connect new homes and buildings to the electricity grid.

Products

      Pioneer is a leading manufacturer of electrical power and distribution transformers in Canada. Pioneer designs, develops, manufacturers, sells and distributes liquid-filled power and distribution transformers in electrical power ranges from 10 KVA (kila-volt amperes) to 10 MVA (mega-volt amperes) (with one MVA being equal to 1000 KVA), and up to 69 KV (kila-volts) in voltage. Pioneer has focused on the small power market (generally considered to include transformers between 2 and 10 MVA) and specialty transformers such as network or highly engineered transformers. Pioneer sells its products to electrical utilities, independent power providers, electrical co-ops, industrial companies, electric wholesalers and commercial users.


      Distribution transformers reduce high voltages transmitted on electrical transmissions to usable levels (120 and 240 volts) for homes, offices and factories. Distribution transformers may be mounted on a utility pole, placed at ground level on a pad or in underground vaults. Power transformers are designed for utility and industrial customers to be installed in substations or commercial electric power centers for apartment complexes, shopping centers, factories and other users of electrical power.

      The electrical transformers manufactured by Pioneer consist of two basic models: (1) polemounted distribution transformers which are attached to utility poles for use in above-ground electrical distribution systems, and (2) padmounted power or distribution transformers that are mounted on concrete pads set on the ground for use in underground power or distribution systems. Pioneer also manufactures "unit padmounts" which combine padmount transformers with primary load break switches and secondary distribution equipment in a product that can be substituted for conventional unit substations. In general, the
market  for   distribution   transformers
is shifting towards pad-mounted transformers, and away from pole mounted transformers due to aesthetic reasons and since most new housing and small commercial facilities are presently supplied by underground electrical systems. The transformers manufactured by Pioneer are available as either single phase or polyphase.


      The transformers manufactured by Pioneer are typically core-type, composed of stee1 cores surrounded by wire coils and mounted inside tanks made of hot rolled steel that are filled with oil. The cores are manufactured from non-aging, grain oriented silicon steel strip. Stresses which develop in cutting and forming the core are relieved by batch annealing in nitrogen atmosphere ovens. Coils are wound on heavy kraft board forms to provide high mechanical strength and basic insulation to ground. Layer insulation consists of kraft paper of several different thicknesses. Pioneer's core/coil/frame mounting system is designed to assure a relatively stress free assembly resulting in consistently low core loss and sound level.

      Pioneer's padmount transformers are made in either live front or dead front configurations, which means that the high voltage terminations are full potential or completely encapsulated and grounded. A wide variety of switching, fusing and surge options are offered for Pioneer's padmount transformers.

      In addition to electrical transformers, Pioneer designs, manufactures and sells a relatively small amount of switchgear, including enclosed switches and panel boards. Pioneer is actively seeking to expand its product line by the development and/or with highly engineered ancillary or complementary products.

Customers

      Pioneer sells its products principally to Canadian customers, which presently account for in excess of 80% percent of Pioneer's sales. Pioneer's customers include the majority of the Canadian electrical utilities, and a substantial number of electrical wholesalers as well as a number of large industrial companies. During the past five years, approximately 60% of Pioneer's sales have been to utilities, approximately 15% to electrical wholesalers and approximately 15% to industrial companies. Approximately 18% and 30% of Pioneer's sales in 1997 and 1998, respectively, were made to Hydro-Quebec Utility Company, a government-owned utility in the Province of Quebec, Canada ("Hydro-Quebec"). Pioneer's sales to Hydro-Quebec are made pursuant to a purchase order which expires on December 31, 2000. Hydro-Quebec has been a customer of Pioneer and its predecessors for approximately 30 years. Another Canadian utility accounted for approximately 9% of sales in 1998.

      In 1996, approximately 2% of Pioneer's total sales were made in the United States, however, in 1998, U.S. sales rose to approximately 15%. Pioneer intends to continue to emphasize U.S. based customers, particularly utilities purchasing network and subsurface electrical transformers. In addition, a small portion of Pioneer's products are presently sold in markets other than U.S. and Canada.


      Pioneer intends to generally emphasize sales to utility customers that purchase network and subsurface transformers. Pioneer also intends to adopt a growth strategy which contemplates the acquisition of related businesses and products. See "Risk Factors--Future Acquisitions."

Competition

      Pioneer experiences substantial competition in its business. Pioneer has numerous competitors, many of which have substantially greater financial and technical resources than Pioneer, and include some of the world's largest business enterprises. Pioneer competes with several Canada-based and U.S. manufacturers of electrical transformers. Pioneer's principal competitors include the following: Asea Brown Boveri, General Electric, Carte Industries, Moloney Electric, Howard Industries, Cooper Industries and Partners Technology.


      Pioneer believes that it competes primarily on the basis of product quality, product innovation, service and price. Pioneer has been manufacturing power and distribution transformers in the Canadian market for approximately 40 years. As a result of its long-time presence in the industry, Pioneer possesses a number of special transformer designs that it has engineered and developed specifically for its customers. Pioneer has established a niche in the manufacture and design of small power and distribution electrical transformers and, in particular, custom transformers requiring specialized and complex applications.

Raw Materials

      The primary raw materials purchased by Pioneer are core steel, copper wire, aluminum strip and oil. Pioneer also purchases bushings, switches, fuses and protectors. These raw materials purchased by Pioneer are generally available from numerous sources at competitive prices. Pioneer anticipates no significant difficulty filling its raw material requirements.

Marketing and Sales

      A significant portion of the transformers manufactured by Pioneer are marketed directly by three employees based in its Toronto, Ontario, Canada sales office and two employees of an affiliate based in the Charlotte, North Carolina, U.S.A. sales office. Pioneer's products are also sold through approximately 30 independent sales representative organizations.

Facilities

      Pioneer has one manufacturing facility located in Granby, Quebec, Canada , which was built in 1962 and consists of approximately 38,000 square feet. The facility sits on approximately 25 acres in the town of Granby which is located approximately 40 miles east of Montreal. Pioneer owns both the facility and land through its wholly owned subsidiary, Bernard Granby Realty, Inc. In the opinion of Pioneer, the Granby facility has been well maintained and is in proper condition necessary to operate at current levels. Pioneer also maintains sales offices in Toronto, Ontario, Canada and Charlotte, North Carolina, U.S.A.

Employees

      At April 1, 1999, Pioneer employed 38 hourly employees in Granby who are covered by a collective bargaining agreement with the United Steel Workers of America Local 5653 expiring in May 2000. At such date, Pioneer had 12 salaried employees, consisting of six engineers, a purchasing manager, three sales personnel, the Granby plant manager and a general manager. Pioneer considers relations with its employees to be very satisfactory.

Environmental

      Pioneer is subject to numerous environmental laws and regulations concerning, among others, air emissions, discharges into waterways and the generation, handling, storing, transportation, treatment and disposal of waste materials. These laws and regulations are constantly changing and it is impossible to predict with accuracy the effect they may have on Pioneer in the future. Like many other industrial concerns, Pioneer's manufacturing operations entail the risk of noncompliance, which may result in fines, penalties and remediation costs, and there can be no assurance that such costs will be insignificant. To the knowledge of Pioneer, it is in substantial compliance with all Federal, state, provincial and local environmental protection provisions, and believes that future fines, penalties and remediation protection provisions, and believes that future fines, penalties and remediation costs associated with environmental noncompliance, if any, should not have a material adverse effect on capital expenditures, earnings or Pioneer's competitive position. However, legal and regulatory requirements in these areas have been increasing, and there can be no assurance that significant costs and liabilities will not be incurred in the future due to regulatory noncompliance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview


      Pioneer operates in one industry segment in which it manufactures, designs, develops, sells and distributes liquid filled power and distribution electric transformers for the utility, industrial and commercial markets. Upon closing of the Exchange Agreement, Pioneer will acquire the capital stock of PTL and, following such closing, the business of PTL will be Pioneer's business.

      Revenues for Pioneer increased 24% to $14.6 million in 1998 from $11.8 million in 1997. Income from operations increased $826,000 in 1998 to $1.1 million compared to $264,000 for the same period in 1997. Net income for 1998 was $723,000 and compared to $24 ,000 in 1997.

      Key elements of the consolidated statements of operations, expressed as a percentage of revenues, were as follows: (1) gross profit margin was 16.4% for 1998 compared to 13.8% for 1997; (2) selling, general and administrative expense was 8.9% for 1998 compared to 11.5% for 1997; and (3) income from operations was 7.5% for 1998 compared to 2.2% for 1997.

      While management believes that the discussion and analysis in this report is adequate for a fair presentation of the information, it is recommended that this discussion and analysis be read in conjunction with the entire Information Statement and attached Financial Statements.

Results of Operations

      Revenue. Total revenues increased to $14.6 million in 1998 from $11.8 million in 1997. The increase in revenues during 1998 primarily reflects an increase in demand for Pioneer's products in the Canadian utility market, as well as a greater penetration into both the United States and Canadian industrial markets. Sales to the utility market accounted for approximately 85% of the revenue in 1998 while industrial sales accounted for approximately 15%.

      Gross Margin. The gross margin percentage for 1998 increased to 16.4 % of revenues compared with 13.8% in 1997. The increase was primarily related to the change in product mix associated with the sale of larger units into the utility market as well as more efficient manufacturing resulting from a plant expansion in 1997.

      Pioneer's operating environment combined with resources required to operate in the electrical transformer industry requires a variety of factors such as product mix, factory capacity and utilization, and prices for various raw material commodities. Accordingly, there can be no assurance that such or other factors will not have a material effect on Pioneer's gross margin in future periods.

      Selling, General and Administrative. Selling, general and administrative (SG&A) expenses in 1998 decreased to $1.3 million compared to $1.35 million for 1997. This was the result of a reduction in personnel costs of approximately $125,000 which was partially offset by additional sales costs associated with the higher sales volume. SG&A expenses as a percentage of revenue decreased to 8.9% in 1998 from 11.5% in 1997.

      Financial Expense. Financial expense increased to $367,000 in 1998 compared to $277,000 in 1997. The loan agreements with Pioneer's primary lender includes a fee based on total collections of accounts receivable. The increase is due primarily to increased collection fees associated with higher sales volume as well as increases in the revolving line of credit to finance higher inventory and accounts receivable levels.


      Provision of Income Taxes. Pioneer has accumulated losses for Canadian and provincial income tax purposes which may be carried forward and used to reduce taxable income in future years, the tax benefits of which will be recognized when they are used. This accumulated loss was $32,000 in the aggregate as of December 31, 1998.

      Restructuring. Pioneer implemented a restructuring plan in the third quarter of 1996 and made a charge to other income and expense in the amount of $277,000 to close down a manufacturing facility in Regina, Saskatchewan, Canada, and to relocate all continuing manufacturing to the main facility in Granby, Quebec, Canada. By the end of 1998, all reserves established under the restructuring plan had been utilized. Pioneer does not believe any additional costs will be incurred.


Factors That May Effect Future Operations

      Pioneer believes that its future operating results will continue to be subject to quarterly variations based upon a wide variety of factors, including the cyclical nature of the transformer industry and the markets addressed by Pioneer's products. Pioneer's operating results could also be impacted by a further weakening of the Canadian dollar, customer requirements, and other economic conditions affecting customer demand. Pioneer predominately sells to customers in the utility market. Accordingly, changes in the conditions of any of Pioneer's customers may have a greater impact than if it sold to different types of customers.

Year 2000 Disclosure


      Pioneer uses a significant number of computer software programs and operating in its internal operations, including applications used in its financial, product development, order management and manufacturing systems. The inability of computer software programs to accurately recognize, interpret and process date codes designating the Year 2000 and beyond may cause systems to yield inaccurate results or encounter operating problems including interruption of the business operations such systems control. Based on information currently available, Pioneer believes that its internal systems currently are, or by such time as is necessary to avoid a material adverse effect upon Pioneer, will be, capable of functioning without Year 2000 problems. Also based on information thus far available, Pioneer does not believe it will incur expenditures in dealing with Year 2000 issues that will have a material adverse effect on the financial condition of Pioneer.

      Pioneer may also be exposed to risks from computer systems of other parties with which Pioneer transacts business. If problems were to develop with the systems of such other parties, these problems could have a material adverse effect on Pioneer. Accordingly, Pioneer is taking steps, including contacting its strategic suppliers and large customers, in order to determine the extent to which Pioneer may be vulnerable to such other parties' failure to remedy their own Year 2000 issues and to ascertain what actions, if any, should to be taken by Pioneer in response to such risks.


      Pioneer has expended, and will continue to expend, appropriate resources to address this issue on a timely basis.

Financial Condition and Liquidity

      Current assets increased $571,000 during the 12 months ended December 31, 1998 while current liabilities decreased $96,000 during the same period. This resulted in an increase in working capital of $667,000 for such fiscal year. Pioneer also reduced long term debt (including capitalized leases) by $282,000 during the same period.

      Pioneer has a revolving credit line with its primary lender of approximately $1,800,000 bearing interest at prime plus 2%, as well as a fixed loan arrangement with such lender . As of December 31, 1998 and 1997, the revolving credit line was $1,004,593 and $1,533,388,respectively, and is shown on the Financial Statements annexed to this Information Statement as a reduction of accounts receivable.


      In February 1995, Pioneer entered into an agreement whereby all of the account receivables are sold to such lender. To the extent that Pioneer draws funds prior to the collection of the account receivables, it pays interest at the rate of 2% above the prime rate. Pioneer is contingently liable for credit risk, merchandise disputes and other claims relating to the accounts receivable sold to the lender.

      The fixed loan of Pioneer consists of the $290,773 outstanding at December 31, 1998 ,of which $232,000 is current and $58,155 is long term. This compares to $561,028 outstanding at December 31, 1997, of which $249,346 was current and $311,682 was long term.


      The fixed loan was payable in monthly payments of $19,385 in 1998 and $20,779 in 1997, plus interest at prime plus 2.5% and matures in March 2000. Annual maturities were $232,618 in 1998 and $58,155 in 1999. Interest paid by Pioneer during 1998 in respect of these loans amounted to approximately $37,800 in the aggregate.

                              MANAGEMENT OF PIONEER

      The following table sets forth the officers and directors of Pioneer as of the date of this Information Statement and giving effect to the Closing of the Exchange Agreement. Such persons held similar positions with PTL.


Name                      Age                     Position
--------------------------------------------------------------------------------
Nathan J. Mazurek         37              President, Chief Executive
                                          Officer and Director

David J. Landes           42              Executive Vice President
                                          and Director

Nelson A. Park            50              Chief Financial Officer,
                                          Secretary/Treasurer and
                                          Director

      All current officers and directors serve until the next annual meeting of shareholders or until their respective successors are elected and qualified. All officers serve at the discretion of the Board of Directors. No family relationships exist between or among any of Pioneer's officers or directors.

      None of these officers receive compensation from Pioneer. Each of these officers and directors are employees of affiliates of Provident.

      Certain information regarding the background of the officers and directors of Pioneer is set forth below:

      Nathan J. Mazurek. Mr. Mazurek has been the CEO and President of PTL since its inception in February 1995. Mr. Mazurek is also presently acting as PTL's marketing and sales manager. In addition, since 1988, Mr. Mazurek has been President and CEO of American Circuit Breaker Corporation, an affiliated manufacturer of circuit protection equipment. Mr. Mazurek has a JD degree from Georgetown University Law School.


      David J. Landes. Mr. Landes has been Executive Vice President of PTL since its inception, and has focused on PTL's financing activities and strategic planning. Mr. Landes is also President of Provident Sunnyside, L.L.C., an affiliated diversified real estate holding company. Provident Sunnyside owns, controls and invests in a variety of real estate related enterprises. Mr. Landes has a J.D. Degree from University of Chicago Law School.


      Nelson A. Park. Mr. Park has been Chief Financial Officer of PTL since its inception. Areas under Mr. Park's control include cost accounting, financial reporting, receivable collection, disbursements, pension administration and accounts payable. Mr. Park has also been Chief Financial Officer of American Circuit Breaker Corporation since 1988. Mr. Park is a graduate of the University of West Virginia.

Executive Compensation

      None of Pioneer's executive officers will receive a salary or any direct compensation. Pioneer has, however, entered into certain management arrangements with Provident Canada Corp., Provident's general partner. Pursuant to these management arrangements, Provident Canada Corp. provides management, executive and administrative services to Pioneer for annual compensation of approximately $70,000. The compensation of Pioneer's executive officers will be reviewed from time to time by its Board of Directors based upon criteria determined by the Board relating to Pioneer's growth and performance.

1999 Stock Option Plan

      The Pioneer Board of Directors (the "Board") has approved the Pioneer Power, Inc. 1999 Stock Option Plan (the "Plan") in order to enhance the profitability and value of Pioneer for the benefit of its stockholders by enabling it to offer employees and consultants of Pioneer and certain affiliates and nonemployee directors of Pioneer stock-based incentives, thereby creating a means to raise the level of stock ownership by such individuals, to attract, retain and reward such individuals and to strengthen the mutuality of interests between them and Pioneer's stockholders. The Plan has also been approved by ELGT, as the sole stockholder of Pioneer.

      The Plan will be administered and interpreted by the Board or a committee or subcommittee of the Board appointed from time to time (the "Committee"). The Board or Committee will have the full authority to administer and interpret the Plan and to make all other determinations in connection with the Plan and the stock options thereunder as the Board or Committee, in its sole discretion, deems necessary or desirable. Stock options under the Plan may not be made on or after the tenth anniversary of the adoption of the Plan.

      All employees and consultants of Pioneer and certain affiliates and nonemployee directors of Pioneer are eligible to be granted nonqualified stock options. In addition, employees of Pioneer, its subsidiary corporations and its parent corporations (if any) are eligible to be granted incentive stock options ("ISOs") under the Plan. Eligibility under the Plan is determined by the Board or Committee in its sole discretion.

      The aggregate number of shares of Pioneer's Common Stock which may be issued or used for reference purposes under the Plan or with respect to which stock options may be granted may not exceed 20% of the number of shares of Pioneer's Common Stock issued and outstanding (assuming full dilution of all awards, options and equity convertible into Common Stock), determined as of Pioneer's most recent fiscal quarter immediately preceding the grant of options, except that with respect to ISOs, stock option grants may not exceed 2,000,000 shares of Pioneer's Common Stock. The maximum number of shares of Common Stock with respect to which any option which may be granted under the Plan during any fiscal year to any individual is 500,000 shares of Common Stock, except that nonemployee directors may not receive an option for more than 5,000 shares in any fiscal year. The number of shares of Common Stock available for the grant of options and the exercise price of an option may be adjusted to reflect any change in Pioneer's capital structure or business by reason of certain corporate transactions or events.

      The Board or Committee may grant nonqualified stock options and ISOs to purchase shares of Pioneer's Common Stock. The Board or Committee will determine the number of shares of Common Stock subject to each option, the term of each option (which may not exceed 10 years), the exercise price, the vesting schedule (if any) and the other material terms of each option. No option may have an exercise price less than the fair market value of share of Common Stock at the time of grant (or, in the case of an ISO granted to a 10% stockholder, 110% of fair market value).

      Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Board or Committee at the time of grant. Payment of the purchase price may be made in such form, or such other arrangement for the satisfaction of the purchase price, as the Board or Committee may accept.


      Stock options granted under the Plan are generally nontransferable, although the Board or Committee may decide that a nonqualified stock option is transferable in certain limited circumstances. The Plan is not subject to any of the requirements of the Employee Retirement Income Security Act of 1974, as amended. The Plan is not, nor is it intended to be, qualified under Section 401(a) of the Internal Revenue Code.

      Option grants have been made to the directors and officers and one key employee of Pioneer under the Plan in order to permit them to purchase 1,000,000 shares of Pioneer's Common Stock in the aggregate, with options for 500,000 shares of Common Stock being granted to Pioneer's President and Chief Executive Officer. The exercise price for such options has been set at the average of the closing bid and asked quotations for the Pioneer Common Stock for the first 20 days following the commencement of trading thereof. These options will vest in equal annual installments over a four-year period beginning on the date of grant which will be on or about the Distribution Date.


      Since future stock options under the Plan will be based upon prospective factors including the nature of services to be rendered by prospective employees of Pioneer and their potential contributions to the success of Pioneer, actual options under the Plan cannot be determined at this time.

Indemnification of Directors and Officers

      Pioneer is currently seeking officer and director liability insurance, although none has been obtained as of the date of this Information Statement.

      As permitted by Delaware law, Pioneer's Bylaws provide that Pioneer will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil lawsuit including any action alleging negligence, or criminal action brought against them on account of their being or having been Pioneer directors or officers unless, in any such action, they are judged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling Pioneer pursuant to the foregoing provisions, Pioneer has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.


                              RELATED TRANSACTIONS

      Certain partners and affiliates of Provident have advanced loans to PTL in the aggregate amount of approximately $500,000, including $250,000.00 advanced by American Circuit Breaker Corporation ("ACBC"), an affiliate of Pioneer and Provident. These advances typically have a maturity date of five years after the loan is made with interest thereon at the rate of 12% per annum paid or accrued.

      None of Pioneer's executive officers will receive a salary or any direct compensation. Pioneer has, however, entered into certain management arrangements with Provident Canada Corp., the general partner of Provident. These arrangements provide for the furnishing of certain management, executive and administrative services to Pioneer and for annual compensation paid to such affiliate in the aggregate amount of approximately $70,000.


      In addition, since January, 1999, Pioneer has paid ACBC the sum of $10,000 per month for certain financing, marketing and sales, consulting and administration services, including reimbursement for compensation relating to two marketing employees provided to Pioneer. Pioneer also operates a sales office in Charlotte, North Carolina and occupies certain space leased by an affiliate on a rent free basis, and reimburses ACBC for the compensation paid to two marketing employees utilized by Pioneer on a full time basis.


                        PRINCIPAL SHAREHOLDERS OF PIONEER

      On the date of this Information Statement, there were 10,000,000 shares of Pioneer Common Stock issued and outstanding. Each holder of Common Stock is entitled to one vote per share on each matter, which may be presented at a shareholders' meeting.

      The following table sets forth certain information regarding the beneficial ownership of Pioneer Common Stock pro-forma as of the date of this Information Statement, and after giving effect to the Closing under the Exchange Agreement and the issuance of approximately 8,000,000 shares of Pioneer Common Stock to Provident and approximately 2,000,000 shares to ELGT of Pioneer Common Stock, and the subsequent Distribution of approximately 1,600,000 of such shares of Pioneer Common Stock to the ELGT shareholders, in respect of (1) persons known to Pioneer to be beneficial owners of more than 5% of the Common Stock of Pioneer, (2) each of Pioneer's officers and directors and (3) the officers and directors of Pioneer as a group.

Name and Address                           Shares Owned      Percentage
of Beneficial Owner                        Beneficially         Owned


Provident Pioneer Partners, L.P. (1)(2)      8,000,000           80%
A Delaware limited partnership
122 East 42nd Street, Suite 1115
New York, New York 10168

All officers and directors                      -0-              -0-
as a group (3 persons)

(1) Provident Canada Corp, a Delaware corporation, is the general partner of Provident Pioneer Partners, L.P. Nathan J. Mazurek is the President and the principal stockholder of this corporation.

(2) Provident Pioneer Partners, L.P. also owns approximately 2,666,400 Pioneer Purchase Warrants that may be exercised (converted) into approximately 2,666,400 shares of Pioneer Common Stock at an initial exercise price of $4.00 per share.


                      DESCRIPTION OF SECURITIES OF PIONEER

Authorized Capital Stock

      The authorized capital stock of Pioneer consists of 30,000,000 shares of Common Stock, $0.0l par value per share, and 5,000,000 shares of Preferred
Stock, $1.00 par value per share. As of the date of this Information Statement and giving effect to the Closing of the Exchange Agreement, there were 10,000,000 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

Description of Common Stock

      Each share of Common Stock is entitled to one (1) vote at all meetings of shareholders. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of Common Stock. The Certificate of Incorporation of Pioneer prohibits cumulative voting in the election of directors. The absence of cumulative voting means that holders of more than 50% of the shares voting for the election of directors can elect all directors if they choose to do so. In such event, the holders of the remaining shares of Common Stock will not be entitled to elect any director. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders. In the event of liquidation, dissolution or winding up of Pioneer, holders of shares of Common Stock will be entitled to receive, on a pro rata basis, all assets of Pioneer remaining after satisfaction of all liabilities.

Description of Preferred Stock

      Pioneer has not issued any shares of Preferred Stock, and does not intend to do so in the foreseeable future. Nevertheless, the Board of Directors of Pioneer has the right to designate the rights, preferences and classifications of shares of Preferred Stock and could, without further action by the holders of Pioneer Common Stock, issue shares of Preferred Stock with voting and conversion rights which could affect adversely the voting power and rights of the holders of Common Stock. It is possible that the issuance of Preferred Stock, if ever done, could occur in such a manner as to impede a change in control of Pioneer

Pioneer Purchase Warrants

      Each of the Pioneer Purchase Warrants (the "Warrants") entitles the registered holder to purchase one share of Common Stock at an initial exercise price of $4.00 commencing one year from the date of this Information Statement through ___________________, 2005 (the "Expiration Date"), provided that at such time a registration statement under the Securities Act of 1933, as amended, relating to the Common Stock is in effect and the Common Stock is qualified for sale or exempt from qualification under applicable state securities law.


      The Warrants will be issued pursuant to a warrant agreement (the "Warrant Agreement") between Pioneer and American Stock Transfer & Trust Company as warrant agent (the "Warrant Agent"), and will be evidenced by warrant certificates in registered form. The exercise price of the Warrants has been determined by negotiation between ELGT and Provident and should not be construed to predict, or to imply that, any price increases will occur in Pioneer's securities. The exercise price of the Warrants and the number and kind of shares of Common Stock or other securities and property to be obtained upon exercise of the Warrants, are subject to adjustment in certain circumstances including a stock split, stock dividend, a subdivision, combination or capitalization of the Common Stock or the issuance of shares of Common Stock or securities convertible into shares of Common Stock at less than the market price of the Common Stock. Adjustments will be made upon the sale of all or substantially all of the assets of Pioneer for less than market value, a merger or other unusual events so as to enable Warrantholders to purchase the kind and number of shares of Common Stock that might otherwise have been purchased upon exercise of such Warrant. No adjustment for previously paid cash dividends, if any, will be made upon exercise of the Warrants. Pioneer is not required to issue fractional shares of Common Stock, and in lieu thereof will make a cash payment based upon the current market value of such fractional shares.


      The  Warrants  may  be  exercised  upon   surrender  of  the   certificate
representing such Warrants on or prior to the expiration date (or earlier redemption date) of such Warrants at the offices of the Warrant Agent. The form of "Election of Purchase" on the reverse side of the Warrant certificate must be completed and executed as indicated, accompanied by payment of the full exercise price (by certified or bank check payable to the order of Pioneer) for the number of Warrants being exercised. Shares of Common Stock issued upon exercise of Warrants, for which payment has been received in accordance with the terms of the Warrants, will be fully paid and non-assessable. The Warrants do not confer upon the Warrantholder any voting or other rights of a stockholder of Pioneer. Pioneer and the Warrant Agent may modify the warrants as they deem necessary or desirable, provided that any such modification does not adversely affect the rights of Warrantholders.


Reports to Shareholders

      Pioneer will provide annual reports to shareholders containing audited financial statements and will provide additional interim reports as determined by management.


Transfer and Warrant Agent

      Pioneer has retained American Stock Transfer & Trust Company, New York, New York, as the Transfer Agent for the Pioneer Common Stock and as the Warrant Agent for the Pioneer Purchase Warrants.

                                  LEGAL MATTERS

      The law firm of Shiboleth, Yisraeli, Roberts & Zisman, L.L.P., New York, New York, acted as legal counsel for Pioneer and Provident in connection with the Registration Statement of which this Information Statement forms a part and related matters.

      Carl A. Generes, Esq., Dallas, Texas represented ELGT in connection with the preparation of the Information Statement and related matters.


                                   EXPERTS

      The financial statements of Pioneer Transformers Ltd. included in this Information Statement and Registration Statement have been audited by KPMG Chartered Accountants, independent auditor, and by Edward Isaacs & Company LLP for the periods indicated in their respective reports thereon which appear elsewhere herein and in the Registration Statement. The financial statements and schedules audited by KPMG Chartered Accountants and by Edward Isaacs & Company LLP have been included and are relied upon as a result of their expertise in accounting and auditing.

      INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                            Page
      Report of Independent Certified Public Accountants                     1

      Report of Independent Certified Public Accountants (KPMG)             --

      PIONEER POWER, INC. AND SUBSIDIARIES

              Consolidated Balance Sheet                                     3

              Consolidated Statement of Income and Accumulated Deficit       4

              Consolidated Statement of Comprehensive Income                 5

              Consolidated Statement of Cash Flows                           6

      PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

              Consolidated Balance Sheets                                    7

              Consolidated Statements of Income and Accumulated Deficit      8

              Consolidated Statements of Comprehensive Income                9

              Consolidated Statements of Cash Flows                         10

      Notes to Consolidated Financial Statements                            11

                  [LETTERHEAD OF EDWARD ISAACS & COMPANY LLP]
[LOGO]



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders
Pioneer Power, Inc.


We have audited the accompanying consolidated balance sheets of Pioneer Power, Inc. and subsidiaries, and Pioneer Transformers Ltd. and subsidiaries (predecessor) as of December 31, 1998, and the related consolidated statements of income and accumulated deficit, comprehensive income, and cash flows for the period July 28, 1998 (inception) to December 31, 1998 (Pioneer Power) and for the year then ended (Pioneer Transformers). These consolidated financial
statements   are  the   responsibility   of  the  companies'   management.   Our
responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pioneer Power, Inc. and subsidiaries, and Pioneer Transformers Ltd. and subsidiaries (predecessor) as of December 31, 1998, and the consolidated results of their operations and cash flows for the period July 28, 1998 (inception) to December 31, 1998 (Pioneer Power) and for the year then ended (Pioneer Transformers), in conformity with generally accepted accounting principles.



                                       /s/EDWARD ISAACS & COMPANY LLP



January 25, 1999

                      PIONEER POWER, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 1998


                                                                                                       Pro forma
                                       ASSETS                                       Historical        Adjustments        Pro forma
                                                                                    -----------       -----------       -----------
                                                                                                        (Note 1)        (Unaudited)
CURRENT ASSETS:
    Cash                                                                            $       100       $      (100)
    Due from bank - factoring                                                                --           848,694       $   848,694
    Other receivables                                                                        --             3,496             3,496
    Inventories                                                                              --         1,426,373         1,426,373
    Prepaid expenses                                                                         --             6,544             6,544
                                                                                    -----------       -----------       -----------
         TOTAL CURRENT ASSETS                                                               100         2,285,007         2,285,107

PROPERTY, PLANT AND EQUIPMENT                                                                --           585,460           585,460

OTHER ASSETS                                                                                 --           249,271           249,271
                                                                                    -----------       -----------       -----------
                                                                                    $       100       $ 3,119,738       $ 3,119,838
                                                                                    ===========       ===========       ===========

                   LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
    Accounts payable and accrued liabilities                                        $    60,125       $ 1,737,865       $ 1,797,990
    Current portion of long-term debt                                                        --           232,618           232,618
    Current portion of obligations under capital leases                                      --            25,828            25,828
                                                                                    -----------       -----------       -----------
         TOTAL CURRENT LIABILITIES                                                       60,125         1,996,311         2,056,436
                                                                                    -----------       -----------       -----------

LONG-TERM LIABILITIES:
   Long-term debt                                                                            --            58,155            58,155
   Obligations under capital leases                                                          --             8,548             8,548
   Accrued pension liability                                                                 --           143,288           143,288
   Advances from related parties                                                         35,000           428,014           463,014
                                                                                    -----------       -----------       -----------
         TOTAL LONG-TERM LIABILITIES                                                     35,000           638,005           673,005
                                                                                    -----------       -----------       -----------
         TOTAL LIABILITIES                                                               95,125         2,634,316         2,729,441
                                                                                    -----------       -----------       -----------

SHAREHOLDERS' EQUITY (DEFICIENCY):
    Capital stock                                                                           100            99,900           100,000
    Additional paid-in capital                                                               --         1,639,827         1,639,827
    Accumulated deficit                                                                 (95,125)          (71,703)         (166,828)
    Note receivable                                                                          --        (1,250,000)       (1,250,000)
    Accumulated other comprehensive income:
       Foreign currency translation adjustments                                              --            67,398            67,398
                                                                                    -----------       -----------       -----------
         TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)                                        (95,025)          485,422           390,397
                                                                                    -----------       -----------       -----------
                                                                                    $       100       $ 3,119,738       $ 3,119,838
                                                                                    ===========       ===========       ===========


See notes to consolidated financial statements.

                      PIONEER POWER, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED DEFICIT

              FOR THE PERIOD DATE (INCEPTION) TO DECEMBER 31, 1998 (HISTORICAL) AND THE YEAR ENDED DECEMBER 31, 1998 (PRO FORMA)




                                                                                                  Pro forma
                                                                            Historical           Adjustments            Pro forma
                                                                           ------------          ------------          ------------
                                                                                                    (Note 1)            (Unaudited)
REVENUES                                                                                         $ 14,584,721          $ 14,584,721

COST OF GOODS SOLD
     (including depreciation of $181,324)                                                          12,193,513            12,193,513
                                                                                                 ------------          ------------
         GROSS PROFIT                                                                               2,391,208             2,391,208
                                                                                                 ------------          ------------

EXPENSES:
    Administration                                                         $     95,125               668,810               763,935
    Sales and engineering                                                            --               551,954               551,954
    Amortization                                                                     --                56,235                56,235
    Depreciation                                                                     --                24,477                24,477
                                                                           ------------          ------------          ------------

                                                                                 95,125             1,301,476             1,396,601
                                                                           ------------          ------------          ------------

         OPERATING (LOSS) INCOME                                                (95,125)            1,089,732               994,607

INTEREST EXPENSE                                                                     --               367,187               367,187
                                                                           ------------          ------------          ------------

         NET (LOSS) INCOME                                                      (95,125)              722,545               627,420

ACCUMULATED DEFICIT at beginning                                                     --              (794,248)             (794,248)
                                                                           ------------          ------------          ------------

         ACCUMULATED DEFICIT at end                                        $    (95,125)         $    (71,703)         $   (166,828)
                                                                           ============          ============          ============

Net (loss) income per share                                                $  (9,512.50)         $         --          $       0.06
                                                                           ============          ============          ============

Number of shares used in per share calculation                                       10                    --            10,000,000
                                                                           ============          ============          ============





See notes to consolidated financial statements.

                      PIONEER POWER, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

              FOR THE PERIOD DATE (INCEPTION) TO DECEMBER 31, 1998 (HISTORICAL) AND THE YEAR ENDED DECEMBER 31, 1998 (PRO FORMA)




                                                                                                      Pro forma
                                                                              Historical             Adjustments         Pro forma
                                                                              ----------             -----------         ---------
                                                                                                      (Note 1)           (Unaudited)
NET (LOSS) INCOME                                                              $(95,125)              $722,545            $627,420

OTHER COMPREHENSIVE INCOME:
     Foreign currency translation                                                    --                 27,172              27,172
                                                                               --------               --------            --------
           COMPREHENSIVE (LOSS) INCOME                                         $(95,125)              $749,717            $654,592
                                                                               ========               ========            ========








See notes to consolidated financial statements.

                      PIONEER POWER, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

              FOR THE PERIOD DATE (INCEPTION) TO DECEMBER 31, 1998 (HISTORICAL) AND THE YEAR ENDED DECEMBER 31, 1998 (PRO FORMA)


                                                                                                           Pro forma
                                                                                             Historical   Adjustments     Pro forma
                                                                                             ----------   -----------     ---------
                                                                                                           (Note 1)      (Unaudited)
OPERATING ACTIVITIES:
    Net (loss) income                                                                         $(95,125)    $ 722,545      $ 627,420
    Adjustment to reconcile net (loss) income to net cash provided by
       (used in) operating activities:
          Amortization                                                                              --       262,036        262,036
                                                                                              --------     ---------      ---------

                                                                                               (95,125)      984,581        889,456
                                                                                              --------     ---------      ---------
          Increase  (decrease)  in cash  attributable  to  changes in assets and liabilities:
                Due from bank - factoring                                                           --      (360,272)      (360,272)
                Inventories                                                                         --      (189,060)      (189,060)
                Prepaid expense                                                                     --           908            908
                Other receivables                                                                   --           (66)           (66)
                Accounts payable and accrued liabilities                                        95,125       (62,062)        33,063
                                                                                              --------     ---------      ---------

                                                                                                95,125      (610,552)      (515,427)
                                                                                              --------     ---------      ---------

          NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 --       374,029        374,029
                                                                                              --------     ---------      ---------

INVESTING ACTIVITIES:
    Additions to property, plant and equipment                                                      --       (49,441)       (49,441)
    Loans receivable from affiliated companies                                                      --       (23,711)       (23,711)
    Proceeds on disposal of other assets                                                            --         9,033          9,033
                                                                                              --------     ---------      ---------

          NET CASH USED IN INVESTING ACTIVITIES                                                     --       (64,119)       (64,119)
                                                                                              --------     ---------      ---------

FINANCING ACTIVITIES:
    Repayment of long-term debt                                                                     --      (240,429)      (240,429)
    Repayment of obligations under capital leases                                                   --       (41,044)       (41,044)
    Decrease in accrued pension liability                                                           --       (26,964)       (26,964)
    Issuance of capital stock                                                                      100            --            100
                                                                                              --------     ---------      ---------

          NET CASH PROVIDED BY (USED IN)
            FINANCING ACTIVITIES                                                                   100      (308,437)      (308,337)
                                                                                              --------     ---------      ---------

EFFECT OF FOREIGN EXCHANGE RATES ON CASH                                                            --        (1,573)        (1,573)
                                                                                              --------     ---------      ---------

          CHANGE IN CASH                                                                           100          (100)            --

CASH at beginning                                                                                   --            --             --
                                                                                              --------     ---------      ---------

          CASH at end                                                                         $    100     $    (100)     $      --
                                                                                              ========     =========      =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Interest paid                                                                                          $ 312,187      $ 277,201
                                                                                                           =========      =========

NONCASH TRANSACTIONS:
    Adjustment to decrease the minimum pension liability
       and intangible pension asset                                                                        $  22,397      $  22,397
                                                                                                           =========      =========

    Advances from shareholders transferred to capital for common stock                                     $ 489,812      $ 489,812
                                                                                                           =========      =========


See notes to consolidated financial statements.

                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997



                                      ASSETS                                                       1998                     1997
                                                                                               -----------              -----------
CURRENT ASSETS:
    Due from bank - factoring                                                                  $   848,694              $   488,424
    Other receivables                                                                               26,437                    2,637
    Inventories                                                                                  1,426,373                1,237,313
    Prepaid expenses                                                                                 6,544                    8,303
                                                                                               -----------              -----------

        TOTAL CURRENT ASSETS                                                                     2,308,048                1,736,677

PROPERTY, PLANT AND EQUIPMENT                                                                      585,460                  782,322

OTHER ASSETS                                                                                       249,271                  342,281
                                                                                               -----------              -----------

                                                                                               $ 3,142,779              $ 2,861,280
                                                                                               ===========              ===========

               LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
    Accounts payable and accrued liabilities                                                   $ 1,762,990              $ 1,824,953
    Current portion of long-term debt                                                              232,618                  249,346
    Current portion of obligations under capital leases                                             25,828                   42,566
                                                                                               -----------              -----------

        TOTAL CURRENT LIABILITIES                                                                2,021,436                2,116,865
                                                                                               -----------              -----------

LONG-TERM LIABILITIES:
   Long-term debt                                                                                   58,155                  311,682
   Obligations under capital leases                                                                  8,548                   36,848
   Accrued pension liability                                                                       143,288                  181,556
   Advances from related parties                                                                   428,014                  970,520
                                                                                               -----------              -----------

        TOTAL LONG-TERM LIABILITIES                                                                638,005                1,500,606
                                                                                               -----------              -----------

        TOTAL LIABILITIES                                                                        2,659,441                3,617,471
                                                                                               -----------              -----------

SHAREHOLDERS' EQUITY (DEFICIENCY):
    Capital stock                                                                                  489,827                       15
    Accumulated deficit                                                                            (71,703)                (794,248)
    Accumulated other comprehensive income:
       Foreign currency translation adjustments                                                     65,214                   38,042
                                                                                               -----------              -----------

        TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)                                                    483,338                 (756,191)
                                                                                               -----------              -----------

                                                                                               $ 3,142,779              $ 2,861,280
                                                                                               ===========              ===========


See notes to consolidated financial statements.

                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

            CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED DEFICIT

                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                                                 1998                      1997
                                                                                             ------------              ------------
REVENUES                                                                                     $ 14,584,721              $ 11,770,507

COST OF GOODS SOLD (including depreciation of $181,324
     and $164,128 for 1998 and 1997)                                                           12,193,513                10,152,797
                                                                                             ------------              ------------

        GROSS PROFIT                                                                            2,391,208                 1,617,710
                                                                                             ------------              ------------

EXPENSES:
    Administration                                                                                668,810                   663,515
    Sales and engineering                                                                         551,954                   580,032
    Amortization                                                                                   56,235                    63,530
    Depreciation                                                                                   24,477                    38,915
                                                                                             ------------              ------------

                                                                                                1,301,476                 1,345,992
                                                                                             ------------              ------------

        OPERATING INCOME                                                                        1,089,732                   271,718
                                                                                             ------------              ------------

OTHER INCOME (EXPENSE):
     Interest expense                                                                            (367,187)                 (284,423)
     Gain on sale of fixed assets                                                                      --                    36,717
                                                                                             ------------              ------------

                                                                                                 (367,187)                 (247,706)
                                                                                             ------------              ------------

        NET INCOME                                                                                722,545                    24,012

ACCUMULATED DEFICIT at beginning                                                                 (794,248)                 (818,260)
                                                                                             ------------              ------------

        ACCUMULATED DEFICIT at end                                                           $    (71,703)             $   (794,248)
                                                                                             ============              ============

Net income per share                                                                         $       2.89              $   1,200.60
                                                                                             ============              ============

Number of shares used in per share calculation                                                    250,013                        20
                                                                                             ============              ============




See notes to consolidated financial statements.

                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                     YEARS ENDED DECEMBER 31, 1998 AND 1997






                                                                                                  1998                        1997
                                                                                                --------                    --------
NET INCOME                                                                                      $722,545                    $ 24,012

OTHER COMPREHENSIVE INCOME:
    Foreign currency translation                                                                  27,172                      33,445
                                                                                                --------                    --------

          COMPREHENSIVE INCOME                                                                  $749,717                    $ 57,457
                                                                                                ========                    ========










See notes to consolidated financial statements.

                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997



                                                                                                           1998              1997
                                                                                                        ---------         ---------
OPERATING ACTIVITIES:
    Net income                                                                                          $ 722,545         $  24,012
    Adjustment to reconcile net income to net cash provided by operating activities:
          Gain on disposal of fixed assets                                                                     --           (36,717)
          Amortization                                                                                    262,036           266,573
                                                                                                        ---------         ---------

                                                                                                          984,581           253,868
                                                                                                        ---------         ---------

          Increase  (decrease)  in cash  attributable  to  changes in assets and liabilities:
                Due from bank - factoring                                                                (360,272)         (488,424)
                Inventories                                                                              (189,060)          344,847
                Prepaid expense                                                                               908            16,190
                Other receivables                                                                             (66)            3,257
                Accounts payable and accrued liabilities                                                  (61,962)          304,967
                                                                                                        ---------         ---------

                                                                                                         (610,452)          180,837
                                                                                                        ---------         ---------

          NET CASH PROVIDED BY OPERATING ACTIVITIES                                                       374,129           434,705
                                                                                                        ---------         ---------

INVESTING ACTIVITIES:
    Additions to property, plant and equipment                                                            (49,441)         (156,206)
    Loans receivable from affiliated companies                                                            (23,711)             (849)
    Proceeds on disposal of fixed assets                                                                       --            40,132
    Proceeds on disposal of other assets                                                                    9,033                --
                                                                                                        ---------         ---------

          NET CASH USED IN INVESTING ACTIVITIES                                                           (64,119)         (116,923)
                                                                                                        ---------         ---------

FINANCING ACTIVITIES:
    Increase in long-term debt                                                                                 --           166,106
    Repayment of long-term debt                                                                          (240,429)         (243,743)
    Bank indebtedness                                                                                          --          (553,538)
    Repayment of obligations under capital leases                                                         (41,044)          (37,104)
    Decrease in accrued pension liability                                                                 (26,964)           (4,611)
    Advances from ultimate shareholders                                                                        --           343,767
                                                                                                        ---------         ---------

          NET CASH USED IN FINANCING ACTIVITIES                                                          (308,437)         (329,123)
                                                                                                        ---------         ---------

EFFECT OF FOREIGN EXCHANGE RATES ON CASH                                                                   (1,573)           11,341
                                                                                                        ---------         ---------

          CHANGE IN CASH                                                                                       --                --

CASH at beginning                                                                                              --                --
                                                                                                        ---------         ---------

          CASH at end                                                                                   $      --         $      --
                                                                                                        =========         =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Interest paid                                                                                       $ 312,187         $ 284,423
                                                                                                        =========         =========

NONCASH TRANSACTIONS:
    Adjustment to (decrease) increase the minimum pension liability
       and intangible pension asset                                                                     $ (22,397)        $ 126,606
                                                                                                        =========         =========

    Advances from shareholders transferred to capital for common stock                                  $ 489,812         $      --
                                                                                                        =========         =========



See notes to consolidated financial statements.

                      PIONEER POWER, INC. AND SUBSIDIARIES
                                       AND
                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   PRESENTATION AND BASIS OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Pioneer Power, Inc. (hereinafter alternatively referred to as "Power" or "the Company") and subsidiaries for the period July 28, 1998 (inception) to December 31, 1998, and its predecessor company, Pioneer Transformers, Ltd. And subsidiary ("Transformers"), for the years ended December 31, 1998 and 1997.

     The operations in the accompanying consolidated financial statements are those of Transformers, except where the context otherwise required reference to Power or the Company. Power incurred registration expenses of $95,125. Intercompany balances and transactions have been eliminated.

     Pending Acquisition of Transformers by Power:

     The Company has been organized pursuant to the amended and restated asset exchange agreement dated February 1999 ("agreement") between Provident Pioneer Partners, L.P. a Delaware Limited partnership and the sole stockholder of Transformers ("Provident") and Electric & Gas Technology, Inc. ("ELGT"). The agreement will close upon the effectiveness of the registration of Power's common stock. Provident will receive 8,000,000 shares of Power's common stock, representing 80% of the outstanding shares of Power. ELGT is to receive 2,000,000 shares of Power's common stock for a 20% interest in Power, for a $1,250,000 amended note receivable from an affiliate of Transformers. ELGT is to distribute 1,600,000 of these shares to its shareholders as a stock dividend. Provident and ELGT will also receive warrants to purchase Power common stock at prices and dates to be determined in the future by mutual agreement of ELGT and Provident.

     The acquisition by Power of Transformers is to be accounted for as a merger of companies under common control similar to a pooling of interests and, accordingly, the historical basis of the assets and liabilities is to be carried forward and retroactive effect given to the merger in the financial statements.

     Transformers is incorporated in Canada and is in the business of manufacturing and selling transformers, primarily in Canada. Sales to one major customer in 1998 and 1997 accounted for approximately 31% and 18% of total sales for each of the years 1998 and 1997.

     The 1998 and 1997 consolidated financial statements of Transformers have been presented as the predecessor company to Power. Pro forma unaudited consolidated financial statements of Power for the year ended December 31, 1998 have been presented reflecting the acquisition of Transformers. The pro forma adjustments represent the combining of Power and Transformers for the year ended December 31, 1998 as though it were a pooling-of-interests. The $1,250,000 amended note receivable is due March 1, 2001 with interest at prime may be prepaid with no penalty and has been reflected as a reduction of shareholders' equity in the pro forma consolidated balance as of December 31, 1998.

     Inventories:

     Raw materials are valued at the lower of cost and replacement cost. Work-in-process and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the average cost method.

                      PIONEER POWER, INC. AND SUBSIDIARIES
                                       AND
                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



2.   PRESENTATION AND BASIS OF CONSOLIDATION (Continued)

     Property, Plant and Equipment:

     Property, plant and equipment are recorded at cost. Depreciation is provided using the following methods and annual rates:

              Asset                            Basis                      Rate
              -----                            -----                      ----
     Building                                Declining                     4%
     Machinery and equipment                 Straight-Line                20%
     Furniture and fixtures                  Declining                    20%
     Computer hardware and software          Declining                    20%
     Leasehold improvements                  Declining                    20%
     Automobiles                             Declining                    30%

     Deferred Financing Costs:

     Deferred financing costs are recorded at cost and are being amortized on a straight-line basis over the term of the related loan.

     Foreign Currency:

     The functional currency of Transformers is Canadian dollars. The financial statements have been translated using exchange rates in effect at period end for assets and liabilities and average exchange rates during the period for results of operations. Related translation adjustments are reported as other comprehensive income. Exchange gains or losses resulting from transactions denominated in foreign currencies are credited or charged to operations.

     Earnings Per Share:

     The Company adopted SFAS 128, "Earnings Per Share". The per share amounts were calculated by using the weighted average number of common shares outstanding. The effect of exercising the warrants has not been presented for purposes of pro forma diluted earnings per share because the effect would have been anti-dilutive.

     Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                      PIONEER POWER, INC. AND SUBSIDIARIES
                                       AND
                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.   PRESENTATION AND BASIS OF CONSOLIDATION (Continued)

     Long-Lived Assets:

     The Company follows the requirements of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and review for impairment assets held and used by the companies whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. For 1998 and 1997, no significant write-downs have been recorded.

     Year 2000 Readiness:

     The Company uses a significant number of computer software programs in its internal operations, including applications used in its financial, product development, order management and manufacturing systems. The inability of computer software programs to accurately recognize, interpret and process date codes designating the Year 2000 and beyond could cause systems to yield inaccurate results or encounter operating problems including interruption of the business operations such systems control. Based on information currently available, the Company believes that its internal systems currently are or, by such time as is necessary to avoid a material adverse effect upon the Company, will be capable of functioning with Year 2000 problems. Also based on information thus far available, the Company does not believe it will incur expenditures in dealing with Year 2000 issues that will have a material adverse effect on the financial condition of Pioneer.

     The Company may also be exposed to risks from computer systems of other parties with which the Company transacts business. If problems were to develop with the systems of such other parties, these problems could have a material adverse effect on the Company. Accordingly, the Company is taking steps, including contacting its strategic suppliers and large customers, in order to determine the extent to which the Company may be vulnerable to such other parties' failure to remedy their own Year 2000 issues and to ascertain what actions, if any, may be required to be taken by the Company in response to such risks.

     The Company has expended, and will continue to expend, appropriate resources to address this issue on a timely basis.

3.   DUE FROM BANK - FACTORING

     Due from bank - factoring consists of the following:

                                                     1998                1997
                                                  ----------          ----------
Accounts receivable                               $1,853,287          $2,022,312
Less: Bank advances                                1,004,593           1,533,888
                                                  ----------          ----------
Due from bank, net                                $  848,694          $  488,424
                                                  ==========          ==========

     In February 1995, the Company has entered into an agreement with a financial institution whereby all of the accounts receivable are sold to the lender. To the extent that the Company draws funds prior to the collection of the accounts receivable, the Company pays interest at the rate of 2% above the prime rate. The Company is contingently liable for credit risk merchandise disputes and other claims on accounts receivable sold to the lender. Accounts receivable in excess of the funds drawn are reflected in the accompanying consolidated balance sheets as "Due from Bank
     - Factoring".

                      PIONEER POWER, INC. AND SUBSIDIARIES
                                       AND
                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




4.   INVENTORIES

                                                       1998              1997
                                                    ----------        ----------
Raw materials                                       $  816,500        $  781,655
Work-in-process                                        545,100           414,310
Finished goods                                          64,773            41,348
                                                    ----------        ----------

                                                    $1,426,373        $1,237,313
                                                    ==========        ==========

5.   PROPERTY AND EQUIPMENT

                                                       1998              1997
                                                    ----------        ----------

Land                                                $    4,892        $    5,243
Building                                               164,330           155,765
Machinery and equipment                                827,271           854,820
Furniture and fixtures                                  92,282            98,918
Computer hardware and software                         102,794           105,600
Leasehold improvements                                  26,140            28,020
Automobiles                                                 --            13,667
                                                    ----------        ----------

                                                     1,217,709         1,262,033
Less: Accumulated depreciation                         632,249           479,711
                                                    ----------        ----------

                                                    $  585,460        $  782,322
                                                    ==========        ==========

     Included in furniture and fixtures and computer hardware and software as of December 31, 1998 are assets acquired under capital lease having an original cost of $13,990 and $87,960 and a net carrying amount of $6,540 and $49,727, respectively.

                      PIONEER POWER, INC. AND SUBSIDIARIES
                                       AND
                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



6.   OTHER ASSETS

                                                         1998             1997
                                                       --------         --------
Organization expenses                                  $144,881         $155,299
Deferred financing costs                                124,466          133,416
Other                                                    23,682           25,385
                                                       --------         --------

                                                        293,029          314,100
Less: Accumulated amortization                          224,939          175,397
                                                       --------         --------

                                                         68,090          138,703
Intangible asset - pension plan                         181,181          203,578
                                                       --------         --------

                                                       $249,271         $342,281
                                                       ========         ========

     Through December 31, 1998, organization expenses, stated at cost less accumulated amortization, have been amortized on a straight-line basis using a five-year period. In accordance with Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" issued by the American Institute of Certified Public Accountants, unamortized organization costs at December 31, 1998 of $35,349 are to be charged to operations in 1999 and reported as the cumulative effect of a change in accounting principle.

7.   DEBT

     The Company has a credit line with the lender of approximately $1,800,000 consisting of a revolving credit line bearing interest at prime plus 2% as well as a fixed loan. As of December 31, 1998 and 1997, the revolving credit line totaled $1,004,593 and $1,533,388, respectively, and is shown as a reduction of accounts receivable (Note 3). The fixed loan consists of the following:

                                                       1998               1997
                                                     --------           --------
Balance at December 31                               $290,773           $561,028
Less: Current maturity                                232,618            249,346
                                                     --------           --------

Long-term Debt                                       $ 58,155           $311,682
                                                     ========           ========

     The loan is payable in monthly payments of $19,385 in 1998 and $20,779 in 1997, plus interest at prime plus 2.5%, and matures in March 2000. Annual maturities are $232,618 in 1998 and $58,155 in 1999.

     The financing as of December 31, 1998 is secured by a first ranking hypothec and security interest on all assets, a specific charge on machinery and equipment, personal guarantees of $5,217,600 bank indebtedness and $4,000,000 loan and a first ranking hypothec (mortgage equivalent) of $3,913,200 on immovable (real) property by its wholly-owned subsidiary.

     Interest during the year amounted to approximately $37,800.

                      PIONEER POWER, INC. AND SUBSIDIARIES
                                       AND
                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




8.   OBLIGATIONS UNDER CAPITAL LEASES

     The Company lease office equipment under capital lease contracts expiring at various dates to April 2000. The minimum payments and the balance of lease obligations under these contracts are as follows:

                                                      1998             1997
                                                    -------          --------
     1998                                           $    --          $ 48,585
     1999                                            27,830            29,832
     2000                                             8,704             9,329
                                                    -------          --------
               Total payments                        36,534            87,746
     Less: Interest between 8.9% and 20.7%            2,158             8,332
                                                    -------          --------
     Net minimum lease payments                      34,376            79,414
     Less: Current portion                           25,828            42,566
                                                    -------          --------
                                                    $ 8,548          $ 36,848
                                                    =======          ========

9.   CONTINGENCY

     Transformers is contingently liable for an outstanding letter of credit on December 31, 1998 in the amount of $35,871 which matures on March 14, 1999.

10.  PENSION PLANS

     Transformers maintains two defined benefit pension plans for all eligible employees who meet certain requirements of age, length of service and hour worked per year.

     The benefits provided by the plans are based upon years of service and the employees' average compensation, as defined. Transformers' policy is to fund the pension plans in amounts which comply with contribution limits imposed by law.

                      PIONEER POWER, INC. AND SUBSIDIARIES
                                       AND
                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.  PENSION PLANS (Continued)

     The following tables set forth the plans' funded status at December 31, 1998 and 1997 (foreign currency translation adjustments reflected in the tables represent the difference from translating year end balances at their respective year end exchange rates and the other components at average rates of exchange):

                                                        1998           1997
                                                    -----------    -----------
     Change in benefit obligation:
      Benefit obligation at beginning of year       $ 1,012,716    $   934,399
      Service cost - employer                            38,356         33,943
      Participants' contributions                         9,370         11,483
      Interest cost                                      75,162         70,270
      Actuarial loss                                         --         72,581
      Benefits paid                                     (44,827)       (67,019)
      Foreign currency translation adjustments          (70,475)       (42,941)
                                                    -----------    -----------

      Benefit obligation at end of year               1,020,302      1,012,716
                                                    -----------    -----------

     Change in plan assets:
      Fair value of plan assets at
           beginning of year                            818,227        835,465
      Actual return on plan assets                       44,019         17,116
      Employer contribution                              87,835         56,693
      Plan participants' contributions                    9,370         11,483
      Benefits paid                                     (44,827)       (67,019)
      Foreign currency translation adjustments          (58,025)       (35,511)
                                                    -----------    -----------

      Fair value of plan assets at end of year          856,599        818,227
                                                    -----------    -----------

      Funded status                                    (163,703)      (194,489)
      Unrecognized actuarial (gain)                     (18,262)       (37,332)
      Unrecognized prior service cost                   121,766        137,024
      Transition obligation                              98,092        116,819
                                                    -----------    -----------

      Net amount recognized                         $    37,893    $    22,022
                                                    ===========    ===========

      Amounts recognized in the statement
           of financial position consist of:
           Prepaid benefit cost                     $    37,893    $    22,022
           Accrued benefit liability                   (181,181)      (203,578)
           Intangible asset                             181,181        203,578
                                                    -----------    -----------

      Net amount recognized                         $    37,893    $    22,022
                                                    ===========    ===========

                      PIONEER POWER, INC. AND SUBSIDIARIES
                                       AND
                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.  PENSION PLANS (Continued)

                                                            1998         1997
                                                          --------     --------

     Weighted-average assumptions as of December 31:
       Discount rate                                          7.50%        7.50%
       Expected return on plan assets                         7.50%        7.50%
       Rate of compensation increase (one plan has a 5.5%
         note factor, the other has none)                     2.30%        2.30%




      Components of net periodic benefit cost:
       Service cost                                       $ 38,356     $ 33,943
       Interest cost                                        75,162       70,270
       Expected return on plan assets                      (61,140)     (62,036)
       Amortization of prior service cost                    7,954        1,806
       Amortization of transition obligation                 9,572       10,255
                                                          --------     --------
       Net periodic benefit cost                          $ 69,904     $ 54,238
                                                          ========     ========

     The accumulated benefit obligation (same as projected benefit obligation), and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $626,726 and $459,575 as of December 31, 1998, and $554,036 and $358,918 as of December 31, 1997.

11.  CAPITAL STOCK

                                                         Pro forma
                                           Historical   Adjustments   Pro forma
                                           ----------   -----------   ---------
                                                                     (Unaudited)
     Pioneer Power:

     Preferred stock - par value $1,
       authorized 5,000,000 shares,
       issued and outstanding -0- shares

     Common stock - par value $0.01,
       authorized 30,000,000 shares,
       issued and outstanding
       10,000,000 (pro forma)               $   100     $ 99,900     $ 100,000
                                             =======     ========     =========

     The warrants to be issued to Provident and to ELGT are for the purchase of 2,666,400 and 666,667 shares respectively of Power common stock and are exercisable at $4 per share through 2004. The Company is in the process of establishing a stock option plan.

                      PIONEER POWER, INC. AND SUBSIDIARIES
                                       AND
                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




11.  CAPITAL STOCK (Continued)                           1998          1997
                                                      ---------      --------
     Pioneer Transformers:

     Authorized without limit as to
       number and without par value:

     Class A redeemable (at an amount equal to the fair market value at the date of issue), non-voting shares
     Class B redeemable (at $.70 per share),
       voting share with the right to a
       non-cumulative annual dividend
       of $0.04 per share
     Class C non-voting shares
     Common shares

     Issued - 750,000 (1998) 20 (1997)                $ 489,827      $     15
                                                      =========      ========

     In September 1998, advances from shareholders of $489,812 were transferred to capital stock and 749,980 shares of common stock were issued.

12.  FINANCIAL INSTRUMENTS

     Credit Risk:

     Financial instruments which potentially subject the Company to credit risk are the receivables sold to the lender which are on a recourse basis. The Company monitors these receivables and evaluates customers for credit as a standard procedure.

     Fair Value:

     Due from bank - factoring, other receivables, bank indebtedness and accounts payable and accrued liabilities are all short-term in nature and as such, their carrying values approximate fair values.

     The carrying amount of long-term debt approximates fair value since the interest rate in this instrument changes with market interest rates.

                      PIONEER POWER, INC. AND SUBSIDIARIES
                                       AND
                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



13.  INCOME TAXES

     The difference between the statutory tax rates and the companies' effective tax rates are as follows:

                                                         Tax Benefit (Expense)
                                                              Percentage
                                                      ------------------------
                                                      Historical     Pro forma
                                                      ----------     ---------
     Power

     Federal statutory tax rate (a)                        34%          35%
     (the Canadian rate is used for Transformers)
     Utilization of net operating loss carryforward        34           35
                                                         ----         ----

               Effect rate                                 --%          --%
                                                         ====         ====

                                                         1998         1997
                                                         ----         ----
     Transformers

     Federal statutory tax rate (a)                        38%          38%
     (the Canadian rate is used for Transformers)
     Utilization of net operating loss carryforward        38           38
                                                         ----         ----

               Effect rate                                 --%          --%
                                                         ====         ====

     (a) The provision for income taxes was offset by utilization of net operating loss carryforwards.

     Deferred taxes arise from temporary differences in the recognition of certain expenses for tax and financial statement purposes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities. The companies' have deferred tax assets comprised of unused net operating loss carryforwards which, for Power amounted to $32,000 (historical) and $39,000 (pro forma) for 1998, and amounted to $7,000 in 1998 and $266,000 in 1997 for Transformers. At December 31, 1998 and 1997, management determined that realization of these benefits is not assured and has provided a valuation allowance for the entire amount of such benefits.

     Transformers has accumulated losses of $18,726 - Federal and Ontario and $73,097 - Quebec which may be carried forward and used to reduce taxable income in future years, the tax benefits of which will be recognized when they are used. These accumulated losses expire in 2004.

                      PIONEER POWER, INC. AND SUBSIDIARIES
                                       AND
                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14.  RELATED PARTY TRANSACTIONS

     Transformers:

     Advances from related parties consist of the following:

                                                      1998           1997
                                                    --------       --------
     Advances to shareholders                       $     --       $524,310
     Notes payable - shareholders                    182,616        190,156
     Note payable - affiliate                        228,270        237,694
     Payable to affiliate                             17,128         18,360
                                                    --------       --------
                                                    $428,014       $970,520
                                                    ========       ========


     Analysis of transactions is as follows:


                                   Advances      Notes Payable
                                     from    ---------------------  Payable to
                                 Shareholder Shareholder Affiliate  Affiliate
                                 ----------- ----------- ---------  ---------
     Balance - December 31, 1996  $ 524,310   $  95,076  $      --  $  18,360
     Advances                            --      95,080    237,694         --
                                  ---------   ---------  ---------  ---------

     Balance - December 31, 1997    524,310     190,156    237,694     18,360
     Transfer to capital           (489,812)         --         --         --
     Adjustment primarily for
       exchange note differential   (34,498)     (7,540)    (9,424)    (1,232)
                                  ---------   ---------  ---------  ---------
     Balance - December 31, 1998  $      --   $ 182,616  $ 228,270  $  17,128
                                  =========   =========  =========  =========

     The notes bear interest at 12% and are due in 2002. There was no interest on the shareholder advances or payable to affiliate. Interest expense for the notes was $74,000 in 1998 and $24,000 in 1997.

     At December 31, 1998, other receivables include approximately $23,700 from a related company.

     Transformers has entered into a management arrangement with a related party and incurred a fee of approximately $70,000 for services rendered during 1998.

     Power:

     In 1998, Company received a $35,000 advance from an affiliate without interest and no specified repayment terms. The obligation is not expected to be repaid during 1999.

                      PIONEER POWER, INC. AND SUBSIDIARIES
                                       AND
                    PIONEER TRANSFORMERS LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




15.  ENVIRONMENTAL

     Various laws impose liability for the costs of removal or remediation of hazardous or toxic substances on the properties Transformers owns or operates, regardless of whether or not Transformers knew of or were responsible for, the presence of such hazardous or toxic substances. Depending on the circumstances, Transformers could also be liable for personal injury associated with exposure to asbestos-containing materials. Environmental laws also may restrict the manner in which property may be used or businesses may be operated, and these restrictions may result in expenditures and require interruption of such businesses. The cost of defending against, and ultimately paying or settling, claims of liability or of remediating a contaminated property could have a material adverse effect on our financial condition or results of operations. Transformers does not know of any environmental problems that effect or that may effect its business.